Filed by China Cablecom Holdings, Ltd.
Registration Statement No. 333-147038
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Jaguar Acquisition Corporation
Commission File No. 000-51546

China Cablecom, Inc.

Corporate Profile
November 2007

Sector:  Services
Industry: CATV Systems

Corporate Headquarters:
China Cablecom, Inc.
CEO Clive Ng
17 State Street, Suite 1600
New York, NY 10004
Phone: 212-888-8890
Web Site: www.chinacablecom.net
E-mail: clive88@aol.com

Investor Relations Contact:
Hayden Communications Int’l.
Matthew Hayden, President
Tel: 760-994-0034
E-mail: matt@haydenir.com
Alan Sheinwald, Partner
Tel: 914-669-0222
E-mail:
Alan.Sheinwald@HCInternational.net

Jaguar Acquisition Corporation (OTC:JGAC, JGACW) Announces
Agreement and Plan of Merger to Acquire China Cablecom Ltd.

China Cablecom owns a 49 percent interest in Binzou Broadcasting and Television Information Network Co., Ltd. (Binzhou) and through certain agreements controls day-to-day operations and consolidates 49% of the financial results of operations and cash flow
Binzhou has 258 employees, 442,900 subscribers currently growing at 10% annually and services a total population of 3.7 million. ARPU is currently $1.50 per month.
Binzhou reported $8.3 million in revenues for 2006
The Shandong Province is fragmented and provides significant acquisition opportunities—According to Skillnet, there are currently 17 municipal cable and 100 county-level cable operators, which provide service to over 10 million cable TV households with the vast majority still analog (approximately 90%)
Government initiatives are driving privatization of state owned entities, or SOE’s, to expand and improve infrastructure
It is estimated that by 2009, 40% of the approximately 11.5 million cable households in Shandong will convert to digital and generate ARPU’s of approximately $3.50, a 133 percent increase from current levels
Clive Ng, the founder and Chairman of China Cablecom, is a Media Sector financier and executive who has invested in and established a number of joint venture partnerships among several major media conglomerates and public companies.
China Cablecom recently completed a $20 million debt and equity financing in exchange for issuing 10% interest promissory notes and 766,680 shares of China Cablecom’s Class A Preferred Shares, convertible into as many shares of the Company’s common stock. Jaguar will assume this if a transaction closes.
If the transaction closes, there is an incentive bonus for certain directors and affiliates if certain EBITDA targets are achieved. If $11M is achieved for 2008, 3.12M shares will awarded. If $20M is achieved for 2009, 3M shares will be awarded, 1M shares if $30M is reached in 2010, and 1M shares if $40 M is reached in 2011.
China Cablecom has a unique management team where international media industry experience is combined with more than 20 years of local cable TV industry.

Fiscal Year End: December 31
December 31
Current SPAC Symbol:
Common Stock:                    JGAC
Warrants:                             JGAW
Units:                                      JGAU

Current SPAC Price
(10/31/07):                            $7.18

SPAC Shares
Outstanding*:                       5.72m

SPAC Warrants
Outstanding**:                    9.2m

SPAC Market Cap
(10/31/07)*                           41m

SPAC Book Value*
June 30                                  $21.1m

SPAC Cash*
June 30                                  $26.2 m

* Subject to Change Post Proposed Merger
** Strike Price of $5 and callable

China’s Cable Dynamics

China has the world’s largest cable TV market with over 350 million television households and 143 million cable TV households, close to 2 times the number in US
According to SARFT’s* timetable, by 2008 China’s well-developed coastal areas must deploy all-digital cable TV and shut down analog TV services step by step. By 2015, the entire country must deploy all-digital cable TV. The massive digitization efforts indicates the drastic growth pattern of the cable TV industry for the coming five years in China
The fragmented cable TV market provides China Cablecom with the opportunity to consolidate municipal and county operators, and leverage economies of scale to roll out value-added services and increase ARPU while achieving significant cost reductions
While the Government is directing consolidation its imperative to have their support at the highest levels creating barriers to entry to many potential entrants

* China’s State Administration for Radio Film & Television (SARFT)

China Cablecom, Ltd.is an emerging consolidator of cable network operators and service providers with an established foothold in Shandong Province fast growing cable network market. Founded in October 2006, China Cablecom focuses on building strategic partnerships, and consolidating the operations of municipal and county cable network operators in China’s Shandong province.The Company’s partnership and consolidation efforts enable municipal cable network operators to be restructured into new companies where strong, economically incentivized management creates improved operating efficiencies, and focuses onadding new customers and rolling out value-added services to increase Average Revenue Per User (ARPU).

Business Strategy
Focus on Shandong Market
Shandong Province is ranked as China’s No. 2 in GDP with a population of 92 million with approximately 45% living in urban areas where cable TV networks are available.
Shandong has 17 municipal operators and 100 county operators with a total of 10 million cable TV subscribers. The province has a total of 32.1 million television households with approximately 26 million passed by cable, yielding a 38% penetration rate.
Compounding 5-year annual growth rate of 13% since 2000. Annual disposable income is expected to grow from $1,400 in 2005 to $5,000 in 2010
Horizontal consolidation to improve efficiency
Before consolidation, the ownership structure of most municipal operators prevents them from accessing external financial resources to roll out digital TV and to increase penetration in rural area
In Binzhou, and elsewhere in Shandong Province, China Cablecom seeks to restructure affiliated municipal cable network operators and build independent new companies whose management teams are financially incentivized for performance
Affiliated operators gain economies of scale and significant cost reductions
China Cablecom leads joint efforts to roll out customer database and IT infrastructure to improve business intelligence and customer responsiveness
China Cablecom will leverages management resources and technical support among its affiliates
Drive Revenue and Earnings Growth by Increasing ARPU
Seeks to increase ARPU approximately 133% from $1.5/month to $3.5/month by converting current analog cable network to digital
Seeks to deploy value-added services such as broadband, Video-on-Demand and premium content to drive ARPU growth on consolidated platform

Competitive Analysis

Other consolidators
Compared with other consolidators, China Cablecom has a better corporate governance structure to link management incentives to financial performance of individual operators.
Other technologies
IPTV (Internet Protocol Television) rollout in China is being held-up by high service fees and lack of support from SARFT. Its quality of user experience is less competitive compared with analog cable TV services and digital cable TV services.
DBS (Direct Broadcast Satellite) posts remote threats because current cable network operators are fully exploring the massive digitization opportunities.
All the cable network operators that China Cablecom partners with are currently monopolies in their territory

Senior Management and Board of Directors (Assuming a Business Combination is successful)

Mr. Clive Ng, Founder, Chairman and CEO - Mr. Ng is a Media Sector financier and executive who co-founded 88 Holdings LLC as a management company strategically focused on investing in and growing media companies, primarily in Asia. He was instrumental in establishing joint venture partnerships among several major media conglomerates, including United Artists Theatres and Television Broadcasts (TVB) of Hong Kong, in addition to facilitating the U.S. cable company, United International Holdings Inc. (renamed Liberty Global (NASDAQ: LBTYA), entrance into the Asian market with his family taking a 20 percent stake in the venture. He was also CEO of Pacific Media PLC (listed on the LSE), a home shopping company which purchased TV Media from H&Q Asia Pacific, ultimately creating a company with a $450 million market capitalization. In addition, he was the Chairman and founder of Asiacontent, one of the first Asian companies to list in the U.S., a founding shareholder of MTV Japan, founder of E*Trade Asia, and co-founder of TVB Superchannel Europe, the leading Chinese broadcaster and Chairman and director of China Broadband Inc.

Mr. Shan Li was the former CEO of Bank of China International Holdings, and the former managing director and head of China investment banking at Lehman Brothers, is the deputy head of the National Center of Economic Research and a member of the board of alumni at Tsinghua University in Beijing and holds a Ph.D in economics from MIT. He is a regular commentator and author on many influential local and international mass media and publications concerning China’s economic development policy.

Mr. Alejandro (“Alex”) Zubillaga is currently Executive VP, Digital Strategy and Business Development for Warner Music Group (WMG) and is responsible for the company’s worldwide digital music strategy and business development activity including its strategic initiatives in wireless, e-commerce, Internet, electronic music distribution and new music formats. Previously, he served as founder, chairman and CEO of NETUNO, a leading provider of broadband communication services in Venezuela.

Mr. Simon Bax has extensive financial and operating experience in the media/entertainment industry. Most recently served as CFO of Pixar Animation Studios until it was sold to Disney in June 2006 where he was responsible for finance, administration and investor relations and oversaw marketing, distribution and consumer products while reporting directly to Steve Jobs. In the mid 1990’s Mr. Bax served as the CFO for Twentieth Century Fox and was promoted to CFO of Fox Film Entertainment and President of Studio Operations. He is a member of the Academy of Motion Picture Arts & Sciences, the British Academy of Film and Television Arts.

Mr. Kerry Propper is the CEO of Chardan Capital Markets, LLC, a New York and Beijing based investment bank. Mr. Propper is CEO of Chardan South Acquisition Corporation and CFO of Chardan North China Acquisition Corporation, both publicly traded special purpose vehicles.

Mr. Jonathan Kalman is Chairman and CEO of Jaguar Acquisition Corporation and has served as Chairman of Katalyst LLC, a media, communications and technology investment banking firm since 1999. Previously, he was managing director of Naviant Technology Solutions which was acquired by Equifax Inc.

In connection with the pending transaction, China Cablecom Holdings filed with the SEC a Registration Statement on Form S-4 and Jaguar has filed a preliminary proxy statement/prospectus for the special meeting with the SEC. The stockholders of Jaguar are urged to read the Registration Statement and the preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about China Cablecom Holdings, Jaguar and the proposed transaction. The final proxy statement/prospectus will be mailed to stockholders of Jaguar after the Registration Statement is declared effective by the SEC. Jaguar stockholders will be able to obtain the Registration Statement, the proxy statement/prospectus and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents can also be obtained for free from Jaguar Acquisition Corporation by directing a request to Eight Tower Bridge, Suite 1050, 161 Washington Street, Conshohocken, Pennsylvania 19428, Attention Jonathan Kalman.

Statements included in this document may such as competitive factors, technological development, market demand, and the company's ability to obtain new contracts and accurately estimate net revenues due to variability in size, scope and duration of projects, and internal issues in the sponsoring client. As a result, actual results may differ materially from any financial outlooks stated herein. Further information on potential factors that could affect the company's financial results can be found on www.sec.gov. This information does not provide an analysis of the Company’s financial position and is not a solicitation to purchase or sell securities of the Company. You should independently investigate and fully understand all risks before investing in the Company. HCI is paid under a one year contract with the initial monthly service fee of $7,500 through April, 2008 at which time it increases to $14,000 per month.

Participants in the Solicitation

China Cablecom Holdings, Jaguar Acquisition Corporation and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Jaguar’s stockholders in respect of the proposed transaction. Information regarding China Cablecom and Jaguar’s directors and executive officers in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in China Cablecom’s joint proxy statement/prospectus filed with the SEC on October 30, 2007 and in Jaguar’s preliminary proxy statement filed with the SEC on November 1, 2007.